EXHIBIT 99.1

INNATE PHARMA REPORTS THIRD QUARTER 2025 BUSINESS UPDATE AND FINANCIAL RESULTS

Marseille, France, November 13, 2025, 7:00 A.M. CET

•Following FDA clearance for confirmatory Phase 3 trial TELLOMAK-3, lacutamab is progressing toward Phase 3 initiation in H1 2026 and potential accelerated approval in Sézary syndrome
•IPH4502 Nectin-4 ADC Phase 1 enrollment continues to progress well - pharmacologically active dose reached
•Monalizumab PACIFIC-9 on track to deliver data in H2 2026
•Cash position of € 56.4 million1 as of September 30, 2025, anticipated cash runway until end Q3-2026
•Conference call to be held today at 2:00 p.m. CET / 8:00 a.m. ET

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced its business update and financial results for the first nine months of 2025.

“This quarter highlights strong execution across our key programs,” said Jonathan Dickinson, Chief Executive Officer of Innate Pharma. “With FDA clearance to initiate TELLOMAK-3, we are advancing lacutamab toward its confirmatory Phase 3 and potential accelerated approval in Sézary syndrome. We remain on track for dose-escalation data, from IPH4502, our Nectin-4 ADC, in the first half of 2026, followed by monalizumab PACIFIC-9 results in the second half of 2026. Together, these milestones position us well to deliver meaningful value for patients and shareholders as we continue to advance our differentiated portfolio.”

Including short term investments (€6.1 million) and non-current financial instruments (€10.4 million).

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Webcast and conference call will be held today at 2:00pm CET (8:00am ET)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/424851735

Analysts may also join via telephone, click here to register: https://events.q4inc.com/analyst/424851735?pwd=_b%5EEVw8x

This information can also be found on the Investors section of the Innate Pharma website,
www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

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Pipeline highlights:

Strategic focus

As previously announced, Innate Pharma is prioritizing its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab (partnered with AstraZeneca); and advancing the next Antibody Drug Conjugates (ADCs) toward development, leveraging its pipeline of innovative targets.

Lacutamab (anti-KIR3DL2 antibody):

Cutaneous T Cell Lymphoma

•The Company announced on November 10 that the U.S. Food and Drug Administration (FDA) has completed its review of the confirmatory Phase 3 protocol for lacutamab in cutaneous T-cell lymphomas (CTCL), with no further comments, clearing the trial to proceed.

•The planned confirmatory Phase 3 trial, TELLOMAK-3, is an open-label, randomized study designed to demonstrate the efficacy of lacutamab in patients with Sézary syndrome and Mycosis fungoides, who failed at least one prior line of systemic therapy. The trial will include two independent cohorts: one enrolling patients with Sézary syndrome post-mogamulizumab treatment randomized 1:1 to receive lacutamab or romidepsin, and one enrolling patients with Mycosis fungoides randomized 1:1 to receive lacutamab or mogamulizumab. The primary endpoint of the study for both cohorts is progression-free survival (PFS) evaluated by blinded central review.

•Data from the Phase 2 TELLOMAK trial in CTCL demonstrated durable activity, a favorable safety profile, and improvements in patients’ quality of life. With this feedback from FDA, the Company is progressing towards the initiation of the confirmatory Phase 3 TELLOMAK-3 trial in H1 2026. FDA provided encouraging initial feedback on Innate Pharma’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome, once the Phase 3 trial is underway.

•The Company held a KOL event on October 28, 2025 on lacutamab and provided updates on the planned Phase 3 trial, the regulatory pathway in CTCL, and the commercial opportunity for lacutamab.

Peripheral T Cell lymphoma (PTCL)

•The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized controlled trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine and oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing and continues to recruit patients.

IPH4502 (Nectin-4 exatecan ADC):

•The Phase 1 trial will assess the safety, tolerability, and preliminary efficacy of IPH4502 in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.

•The first patient was dosed in the Phase 1 study in January 2025. Enrollment of the dose escalation part continues to progress well and is expected to be completed at the end of 2025 or in the first quarter of 2026. Pharmacologically active dose has been reached.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

•The Phase 3 PACIFIC-9 trial run by AstraZeneca evaluating durvalumab (anti-PD‑L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT) is ongoing. Enrollment in the trial is complete, and data readouts are expected in H2 2026.

Other Clinical stage assets

IPH6501 (ANKET® anti-CD20 with IL-2V, proprietary): The Phase 1/2 clinical trial is evaluating IPH6501 in B-cell Non-Hodgkin’s lymphoma (B-NHL). The study is planned to enroll up to 184 patients. Clinical sites are open in the US, Australia, and France. Enrollment in the dose escalation phase of the trial is complete. Clinical data are expected to be presented in 2026.

IPH6101 (ANKET® anti-CD123, proprietary): Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate and the Company is evaluating potential next steps.

IPH5201 (anti-CD39 antibody, partnered with AstraZeneca): The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, is ongoing, and recruitment is on track.

IPH5301 (anti-CD73, proprietary): The investigator-sponsored CHANCES Phase 1 trial of IPH5301 with Institut Paoli-Calmettes is ongoing.

Corporate update

•As previously announced, in line with its strategic focus, the Company intends to streamline its organization. Planned layoffs will be implemented through a redundancy plan, expected to be completed during the first half of 2026. A consultation with the Workers' Council is ongoing and the plan is subject to endorsement by the French authorities (Dreets).

•The ATM program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”) is still in place. As of September 30, 2025, no sales have been made under the program.

Financial Results

Cash, cash equivalents and financial assets of the Company amounted to €56.4 million as of September 30, 2025. At the same date, financial liabilities amounted to €24.8 million.

Revenues for the first nine months of 2025 amounted to €2.3 million (€10.2 million for the same period in 2024). For the nine-month period, ended September 30, 2025, revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code : FR0010331421
Ticker code : Euronext: IPH Nasdaq: IPHA

LEI : 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, including the statements regarding the timing of dose-escalation data for IPH4502, the timing of results for monalizumab PACIFIC-9, the timing of lacutamab Phase 3 and potential acceleration thereof, the contours and planned enrollment of the upcoming trials and studies, and the planned streamlining of the organization, including layoffs. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Innate Pharma
Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr